SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 12, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI WELCOMES END OF STRIKE



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA55.05

11 August 2005

ANGLOGOLD ASHANTI WELCOMES END OF STRIKE

AngloGold Ashanti welcomes the end of the gold mining industry's wage dispute and strike, achieved late today through agreement between the Chamber of Mines and the National Union of Mineworkers and Solidarity.

Says CEO Bobby Godsell: "Strikes are by their nature unpleasant and costly. However it is pleasing that the strike was resolved reasonably quickly and was conducted in an orderly manner. It is an indication of how far we have come since the last wage strike in 1987, which lasted for three weeks and involved significant violence.

"The settlement, involving the lowest percentage increases ever, was also an important step in establishing a norm of lower single digit increases in an environment of low inflation," he added.

Says AngloGold Ashanti South Africa region head Robbie Lazare: "With the three lost production shifts and the start up to normalised production, we have effectively lost just over a tonne of gold. Our focus now will be on improving productivity initiatives so as to offset increased costs, and working with the unions to recover some of the lost shifts."

The two-year agreement, effective 1 July 2005, can be summarised as follows:

- Wage increases of between 6% and 7%, with the highest increase for the lowest job category;
- A wage increase in the second year of CPIX plus 1%, subject to a guaranteed increase of between 5,5% and 6%, again depending on the job category;
- Increased employer contributions to the risk benefit within the retirement fund; and
- Improvements in accommodation subsidies.

ends

Queries

South Africa	Tel:	Mobile:	E-mail:
Steve Lenahan	+27 (0) 11 637 6284	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 12, 2005   By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary